

IDB

Inter-American Development Bank

File No. 83-1
Regulation IA
Rule 3

January 10, 2018

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

SEC
Mail Processing
Section
JAN 11 2018
Washington DC
408

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated January 10, 2018 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated January 10, 2018.

Sincerely yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Enclosures